Exhibit 99.1

YUEDA DIGITAL HOLDING

NOTICE OF EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS
TO BE HELD ON SEPTEMBER 14, 2026

Notice is hereby given that Yueda Digital Holding, a Cayman Islands exempted company (the “Company”), will hold its Extraordinary General Meeting of shareholders at 10 A.M., Beijing time, on September 14, 2026 (10 P.M., Eastern time, on September 13, 2026) (the “Extraordinary Meeting”) at Room 7D, Floor 7, No. 1 Danling Street, Haidian District, Beijing 100080, People’s Republic of China, to consider and, if thought fit, to pass, the following resolutions:

1.	As an ordinary resolution, to approve:

(i).	a share consolidation of the Company’s issued and unissued class A ordinary shares and class B ordinary shares at a ratio of one (1)-for-ten (10), whereby every ten (10) class A ordinary shares of a nominal or par value of US$0.0001 each be consolidated into one (1) class A ordinary share of a nominal or par value of US$0.001, and every ten (10) class B ordinary shares of a nominal or par value of US$0.0001 each be consolidated into one (1) class B ordinary share of a nominal or par value of US$0.001 (the “Share Consolidation”), effective on the date confirmed by The Nasdaq Stock Market LLC (“Nasdaq”) or on a date to which Nasdaq has raised no objection (the “Effective Date”);

(ii).	as a consequence of the Share Consolidation, the authorized share capital of the Company be changed from US$40,000,000 divided into 360,000,000,000 class A ordinary shares of a nominal or par value of US$0.0001 each and 40,000,000,000 class B ordinary shares of a nominal or par value of US$0.0001 each, to US$40,000,000 divided into 36,000,000,000 class A ordinary shares of a nominal or par value of US$0.001 each and 4,000,000,000 class B ordinary shares of a nominal or par value of US$0.001 each;

(iii).	no fractional shares shall be issued to any shareholder in connection with the Share Consolidation, and each shareholder will be entitled to receive one share of the Company in lieu of the fractional share of that class that would have resulted from the Share Consolidation;

(iv).	any director or officer of the Company be authorized to make all necessary filings with Nasdaq in connection with the Share Consolidation;

(v).	the Company’s registered office provider be authorized and instructed to attend to the necessary filings with the Registrar of Companies in the Cayman Islands (the “Cayman Registrar”) as may be required in relation to the Share Consolidation; and

(vi).	the registered office provider and/or the transfer agent of the Company be authorized and instructed to update the register of members of the Company and/or the shareholder list of the Company to reflect the Share Consolidation (the “Share Consolidation Proposal”).

2.	As a special resolution, subject to approval by the shareholders of the Share Consolidation and conditional upon the effectiveness of the Share Consolidation:

(i)	to amend and restate the fourth amended and restated memorandum and articles of association of the Company currently in effect (the “Existing M&A”) by their deletion in their entirety and the substitution in their place with the fifth amended and restated memorandum and articles of association of the Company, in the form annexed hereto as Appendix A (the “Fifth Amended M&A”), to reflect the Share Consolidation, effective upon the Effective Date; and

(ii)	to authorize the Company’s registered office provider to make any necessary filing with the Cayman Registrar in connection with the adoption of the Fifth Amended M&A and authorize the board of directors of the Company (the “Board”) to take all further actions and execute all further documents as may be necessary or advisable to carry out the intent of these resolutions (the “Fifth Amended M&A Proposal”).

Only holders of class A ordinary shares of a nominal or par value of US$0.0001 each (each carrying one (1) vote per share) and class B ordinary shares of a nominal or par value of US$0.0001 each (each carrying twenty (20) votes per share) of the Company (collectively, the “Ordinary Shares”) registered in the register of members at the close of business on August 20, 2026 (the “Record Date”), can vote at the Extraordinary Meeting or at any adjournment that may take place.

We cordially invite all holders of Ordinary Shares to attend the Extraordinary Meeting in person. However, holders of Ordinary Shares entitled to attend and vote are entitled to appoint a proxy to attend and vote instead of such holders. A proxy need not be a shareholder of the Company. If you are a holder of Ordinary Shares and whether or not you expect to attend the Extraordinary Meeting in person, please mark, date, sign and return the enclosed form of proxy as promptly as possible to ensure your representation and the presence of a quorum at the Extraordinary Meeting. If you send in your form of proxy and then decide to attend the Extraordinary Meeting to vote your Ordinary Shares in person, you may still do so. Your proxy is revocable in accordance with the procedures set forth in the proxy statement. The enclosed form of proxy is to be delivered to the attention of Mr. Qirui Dou, 7545 Irvine Center Drive, Suite 200, Irvine, CA 92618 and must arrive no later than the time for holding the Extraordinary Meeting or any adjournment thereof.

Shareholders may obtain a copy of the proxy materials, including the Company’s annual report on Form 20-F, from the Company’s website at https://ir.yuedaholding.com/ or by submitting a request to the Investor Relations department of the Company at ir@yuedaholding.com.

By Order of the Board of Directors,

/s/ Qirui Dou
Qirui Dou
Chief Executive Officer
Date: August 25, 2026

YUEDA DIGITAL HOLDING

PROXY STATEMENT

GENERAL

The board of directors (the “Board”) of Yueda Digital Holding, a Cayman Islands exempted company (the “Company”), is soliciting proxies for the Extraordinary General Meeting to be held on 10 A.M., Beijing time, on September 14, 2026 (10 P.M., Eastern time, on September 13, 2026), or at any adjournment thereof (the “Extraordinary Meeting”). The Extraordinary Meeting will be held at Room 7D, Floor 7, No. 1 Danling Street, Haidian District, Beijing 100080, People’s Republic of China.

RECORD DATE, SHARE OWNERSHIP AND QUORUM

Record holders of class A ordinary shares of a nominal or par value of US$0.0001 each (each carrying one (1) vote per share) and class B ordinary shares of a nominal or par value of US$0.0001 each (each carrying twenty (20) votes per share) of the Company (collectively, the “Ordinary Shares”) as of the close of business on August 20, 2026 (the “Record Date”) are entitled to vote at the Extraordinary Meeting. As of the Record Date, 5,542,262 class A ordinary shares and no class B ordinary shares were issued and outstanding.

A quorum for the Extraordinary Meeting is the holders of not less than an aggregate of one-tenth of all voting share capital of the Company in issue present in person (whether physically or by virtual attendance with the use of electronic facilities) or by proxy and entitled to vote.

PROPOSALS TO BE VOTED ON

1.	As an ordinary resolution, to approve:

(i).	a share consolidation of the Company’s issued and unissued class A ordinary shares and class B ordinary shares at a ratio of one (1)-for-ten (10), whereby every ten (10) class A ordinary shares of a nominal or par value of US$0.0001 each be consolidated into one (1) class A ordinary share of a nominal or par value of US$0.001, and every ten (10) class B ordinary shares of a nominal or par value of US$0.0001 each be consolidated into one (1) class B ordinary share of a nominal or par value of US$0.001 (the “Share Consolidation”), effective on the date confirmed by The Nasdaq Stock Market LLC (“Nasdaq”) or on a date to which Nasdaq has raised no objection (the “Effective Date”);

(ii).	as a consequence of the Share Consolidation, the authorized share capital of the Company be changed from US$40,000,000 divided into 360,000,000,000 class A ordinary shares of a nominal or par value of US$0.0001 each and 40,000,000,000 class B ordinary shares of a nominal or par value of US$0.0001 each, to US$40,000,000 divided into 36,000,000,000 class A ordinary shares of a nominal or par value of US$0.001 each and 4,000,000,000 class B ordinary shares of a nominal or par value of US$0.001 each;

(iii).	no fractional shares shall be issued to any shareholder in connection with the Share Consolidation, and each shareholder will be entitled to receive one share of the Company in lieu of the fractional share of that class that would have resulted from the Share Consolidation;

(iv).	any director or officer of the Company be authorized to make all necessary filings with Nasdaq in connection with the Share Consolidation;

(v).	the Company’s registered office provider be authorized and instructed to attend to the necessary filings with the Registrar of Companies in the Cayman Islands (the “Cayman Registrar”) as may be required in relation to the Share Consolidation; and

(vi).	the registered office provider and/or the transfer agent of the Company be authorized and instructed to update the register of members of the Company and/or the shareholder list of the Company to reflect the Share Consolidation (the “Share Consolidation Proposal”).

2.	As a special resolution, subject to approval by the shareholders of the Share Consolidation and conditional upon the effectiveness of the Share Consolidation:

(i)	to amend and restate the fourth amended and restated memorandum and articles of association of the Company currently in effect (the “Existing M&A”) by their deletion in their entirety and the substitution in their place with the fifth amended and restated memorandum and articles of association of the Company, in the form annexed hereto as Appendix A (the “Fifth Amended M&A”), to reflect the Share Consolidation, effective upon the Effective Date; and

(ii)	to authorize the Company’s registered office provider to make any necessary filing with the Cayman Registrar in connection with the adoption of the Fifth Amended M&A and authorize the board of directors of the Company (the “Board”) to take all further actions and execute all further documents as may be necessary or advisable to carry out the intent of these resolutions (the “Fifth Amended M&A Proposal”)

The Board of Directors recommends a vote “FOR” each proposal from Proposals No. 1 through No. 2.

VOTING AND SOLICITATION

The holders of the class A ordinary shares shall have one vote for each class A ordinary shares held at the Extraordinary Meeting, except meetings at which only holders of another specified class of shares are entitled to vote separately as a class. The holders of the class B ordinary shares shall have 20 votes for each class B ordinary shares held at the Extraordinary Meeting, except meetings at which only holders of another specified class of shares are entitled to vote separately as a class.

At the Extraordinary Meeting, every holder of Ordinary Shares present in person or by proxy may vote the fully paid Ordinary Shares held by such holder of Ordinary Shares. At any general meeting a resolution put to the vote of the meeting shall be decided on a show of hands, unless a poll is (before or on the declaration of the result of the show of hands) demanded by one or more members present in person (whether physically or by virtual attendance with the use of electronic facilities) or by proxy entitled to vote and who together hold not less than 10 per cent of the paid up voting share capital of the Company, and unless a poll is so demanded, a declaration by the chairman that a resolution has, on a show of hands, been carried, or carried unanimously, or by a particular majority, or lost, and an entry to that effect in the book of the proceedings of the Company, shall be conclusive evidence of the fact, without proof of the number or proportion of the votes recorded in favour of, or against, that resolution. The approval of the Share Consolidation Proposal requires an ordinary resolution under Cayman Islands law and the currently effective memorandum and articles of association of the Company, being the affirmative vote of the holders of a simple majority of votes cast by such members as, being entitled to do so, vote in person (whether physically or by virtual attendance with the use of electronic facilities) or, in the case of any member being an organization, by its duly authorized representative or, where proxies are allowed, by proxy at the Extraordinary Meeting. The approval of the Fifth Amended M&A Proposal requires a special resolution under Cayman Islands law and the currently effective memorandum and articles of association of the Company, being the affirmative vote of the holders of two-thirds of votes cast by such members as, being entitled to do so, vote in person (whether physically or by virtual attendance with the use of electronic facilities) or, in the case of any member being an organization, by its duly authorized representative or, where proxies are allowed, by proxy at the Extraordinary Meeting.

The costs of soliciting proxies will be borne by us. Proxies may be solicited by certain of our directors, officers and regular employees, without additional compensation, in person or by telephone or electronic mail. Copies of solicitation materials will be furnished to banks, brokers, fiduciaries and custodians holding in their names our Ordinary Shares beneficially owned by others to forward to those beneficial owners.

VOTING BY HOLDERS OF ORDINARY SHARES

Holders of Ordinary Shares whose shares are registered in their own names may vote by attending the Extraordinary Meeting in person or by completing, dating, signing and returning the enclosed form of proxy to the attention of Mr. Qirui Dou, 7545 Irvine Center Drive, Suite 200, Irvine, CA 92618, and must arrive no later than the time for holding the Extraordinary Meeting or any adjournment thereof.

When proxies are properly completed, dated, signed and returned by holders of Ordinary Shares, the Ordinary Shares they represent, unless the proxies are revoked, will be voted at the Extraordinary Meeting in accordance with the instructions of the shareholder. If no specific instructions are given by such holders, the Ordinary Shares will be voted “FOR” each proposal and in the proxy holder’s discretion as to other matters that may properly come before the Extraordinary Meeting.

Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, will not count as a vote cast at the Extraordinary Meeting.

Please refer to this proxy statement for information related to the proposals.

REVOCABILITY OF PROXIES

Any proxy given pursuant to this solicitation may be revoked by the person giving it at any time before its use by delivering a written notice of revocation or a duly executed proxy bearing a later date or, if you hold Ordinary Shares, by attending the meeting and voting in person. A written notice of revocation must be delivered to the attention of Yueda Digital Holding, if you hold our Ordinary Shares.

ANNUAL REPORT TO SHAREHOLDERS

The Company makes available its annual report to shareholders through the Company’s website. The 2025 Annual Report for the year ended December 31, 2025 (the “2025 Annual Report”) has been filed with the U.S. Securities and Exchange Commission (the “SEC”). You may obtain a copy of our 2025 Annual Report by visiting the Company’s website at https://ir.yuedaholding.com/. If you want to receive a paper or email copy of the Company’s 2025 Annual Report, you must request one. There is no charge to you for requesting a copy. Please make your request for a copy to the Investor Relations department of the Company at ir@yuedaholding.com.

PROPOSAL 1

SHARE CONSOLIDATION PROPOSAL

Proposed Share Consolidation

The Board approved, and directed that there be submitted to the shareholders of the Company for approval, as an ordinary resolution, a share consolidation of the Company’s issued and unissued class A ordinary shares and class B ordinary shares at a ratio of one (1)-for-ten (10), whereby every ten (10) class A ordinary shares of a nominal or par value of US$0.0001 each will be consolidated into one (1) class A ordinary share of a nominal or par value of US$0.001, and every ten (10) class B ordinary shares of a nominal or par value of US$0.0001 each will be consolidated into one (1) class B ordinary share of a nominal or par value of US$0.001.

As a consequence of the Share Consolidation, the Company’s authorized share capital will be changed:

From: US$40,000,000 divided into 360,000,000,000 class A ordinary shares of a nominal or par value of US$0.0001 each and 40,000,000,000 class B ordinary shares of a nominal or par value of US$0.0001 each;

To: US$40,000,000 divided into 36,000,000,000 class A ordinary shares of a nominal or par value of US$0.001 each and 4,000,000,000 class B ordinary shares of a nominal or par value of US$0.001 each.

No fractional shares will be issued to any shareholder in connection with the Share Consolidation. Each shareholder will instead be entitled to receive one share of the Company in lieu of the fractional share of that class that would otherwise have resulted from the Share Consolidation.

The Share Consolidation is expected to become effective on the date confirmed by Nasdaq or on a date to which Nasdaq has raised no objection.

Purpose of the Share Consolidation

The Company’s class A ordinary shares are listed on Nasdaq under the trading symbol of “YDKG”. In order for class A ordinary shares to continue to be listed on Nasdaq, the Company must satisfy the Listing Rules of Nasdaq. Although the Company has not yet received any letter from Nasdaq regarding the non-compliance with the requirement to maintain a minimum closing bid price of $1.00 per share (the “Minimum Bid Price Requirement”), as set forth in Nasdaq Listing Rule 5550(a)(2), in 2026 so far, the Company has been closely monitoring the closing bid price of its class A ordinary shares. Violating the Minimum Bid Price Requirement without regaining compliance may lead to delisting of the Company. Such potential delisting from Nasdaq and continued or further declines in the Company’s share price could also greatly impair its ability to raise additional necessary capital through equity or debt financing.

To enhance the Company’s ability to retain compliance with the Minimum Bid Price Requirement and remain listed on Nasdaq, the Board believes that the Share Consolidation is in the best interests of the Company and its shareholders. The Board also believes that increasing the per-share trading price of the Company’s class A ordinary shares may assist the Company in satisfying the Minimum Bid Price Requirement. In addition, the Board believes that an increased market price per class A ordinary share resulting from the Share Consolidation may improve the marketability of the class A ordinary shares and may encourage interest in the Company’s class A ordinary shares among certain institutional investors, analysts and brokers whose policies or practices may discourage investments in lower-priced securities.

As a result, the Board is soliciting shareholders’ approval for the authorization of the Board to effect the Share Consolidation on the date confirmed by Nasdaq or on a date to which Nasdaq has raised no objection, and to provide authorization to the Board to make all necessary filings with Nasdaq in connection to any consolidation of the shares of the Company and to round up any fractions of shares issued to such shareholders of the Company as a result of the Share Consolidation.

There can be no assurance that, after the Share Consolidation, the Company will be able to maintain the listing of class A ordinary shares on Nasdaq. Nasdaq maintains several other continued listing requirements currently applicable to the listing of class A ordinary shares. Shareholders should recognize that if the Share Consolidation is effected, they will own a smaller number of class A ordinary shares than they currently own. While the Company expects that the Share Consolidation will result in an increase in the market price of class A ordinary shares, it may not increase the market price of class A ordinary shares in proportion to the reduction in the number of class A ordinary shares outstanding or result in a permanent increase in the market price (which depends on many factors, including but not limited to the Company’s performance, prospects and other factors that may be unrelated to the number of class A ordinary shares outstanding).

Effects of the Share Consolidation

The Share Consolidation will affect all shareholders uniformly, except for adjustments resulting from the treatment of fractional shares described above. Except for such fractional-share adjustments, the Share Consolidation will not change any shareholder’s proportionate ownership interest or relative voting power in the Company.

The Share Consolidation will reduce the number of issued and outstanding Ordinary Shares at a ratio of (1)-for-ten (10) and will correspondingly increase the nominal or par value from US$0.0001 to US$0.001 per Ordinary Share.

Each shareholder’s proportionate ownership of the issued and outstanding class A ordinary shares and class B ordinary shares immediately following the effectiveness of the Share Consolidation would remain the same, with the exception of adjustments related to the treatment of fractional shares.

The Share Consolidation will not affect the Company’s obligation to publicly file financial and other information periodically with the SEC. The Share Consolidation is not intended to be, and will not have the effect of, a “going private transaction” covered by Rule 13e-3 under the Exchange Act. Historical share and per-share amounts in the Company’s financial statements and related disclosures will be adjusted, as applicable, to reflect the Share Consolidation.

Risks Associated with the Share Consolidation

There are risks associated with the Share Consolidation. Shareholders should note that the effect of the Share Consolidation, if any, upon the market price for the Company’s class A ordinary shares cannot be accurately predicted. The Company cannot assure you that the Share Consolidation will increase, or maintain any increase in, the market price of the class A ordinary shares. The market price will continue to depend on the Company’s performance, market conditions and other factors unrelated to the number of shares outstanding. Some investors may view the Share Consolidation negatively, we cannot assure you that the Share Consolidation will not adversely impact the market price of the Company’s class A ordinary shares.

In addition, the aggregate market value of the class A ordinary shares may decrease following the Share Consolidation. The Share Consolidation may reduce the number of shareholders holding round lots of the class A ordinary shares.

While we believe that the Share Consolidation will be sufficient to maintain our listing on Nasdaq, it is possible that, even if the Share Consolidation results in a closing price for the Company’s class A ordinary shares that exceeds $1.00 per share, the Company may not be able to continue to satisfy other criteria for continued listing of the Company’s class A ordinary shares on Nasdaq. Although the Company believes that it will continue satisfying all of the other continued listing criteria, the Company cannot assure you that this will be the case.

Full Text of the Resolution

“RESOLVED, as an ordinary resolution, that:

(i)	a share consolidation of the Company’s issued and unissued class A ordinary shares and class B ordinary shares, at a ratio of one (1)-for-ten (10), whereby every ten (10) class A ordinary shares of a nominal or par value of US$0.0001 each be consolidated into one (1) class A ordinary share of a nominal or par value of US$0.001, and every ten (10) class B ordinary shares of a nominal or par value of US$0.0001 each be consolidated into one (1) class B ordinary share of a nominal or par value of US$0.001, effective on the date confirmed by The Nasdaq Stock Market LLC (“Nasdaq”) or on a date to which Nasdaq has raised no objection (the “Effective Date”) (the “Share Consolidation”);

(ii)	as a consequence of the Share Consolidation, the Company’s authorized share capital be changed from US$40,000,000 divided into 360,000,000,000 class A ordinary shares of a nominal or par value of US$0.0001 each and 40,000,000,000 class B ordinary shares of a nominal or par value of US$0.0001 each, to US$40,000,000 divided into 36,000,000,000 class A ordinary shares of a nominal or par value of US$0.001 each and 4,000,000,000 class B ordinary shares of a nominal or par value of US$0.001 each;

(iii)	no fractional shares shall be issued to any shareholders in connection with the Share Consolidation, and each shareholder will be entitled to receive one share of the Company in lieu of the fractional share of that class that would have resulted from the Share Consolidation;

(iv)	any director or officer of the Company be and hereby is authorized to make all necessary filings with Nasdaq in connection with the Share Consolidation;

(v)	the Company’s registered office provider be authorized and instructed to attend to the necessary filings with the Registrar of Companies in the Cayman Islands as may be required in relation to the Share Consolidation; and

(vi)	the registered office provider and/or the transfer agent of the Company be authorized and instructed to update the register of members of the Company and/or the shareholder list of the Company to reflect the Share Consolidation.”

Vote Required and Board Recommendation

If a quorum is present, the approval of the Share Consolidation Proposal requires an ordinary resolution under Cayman Islands law and the currently effective memorandum and articles of association of the Company, being the affirmative vote of the holders of a simple majority of votes cast by such members as, being entitled to do so, vote in person (whether physically or by virtual attendance with the use of electronic facilities) or, in the case of any member being an organization, by its duly authorized representative or, where proxies are allowed, by proxy at the Extraordinary Meeting.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” PROPOSAL 1, TO APPROVE THE SHARE CONSOLIDATION PROPOSAL AS DESCRIBED IN THIS PROPOSAL 1.

PROPOSAL 2

FIFTH AMENDED M&A PROPOSAL

Proposed Adoption of the Fifth Amended M&A

The Board has determined it advisable, subject to the approval of the Share Consolidation, and conditional upon the effectiveness of the Share Consolidation, and is recommending that the shareholders pass a special resolution to (i) approve and adopt the Fifth Amended and Restated Memorandum and Articles of Association of the Company (a copy of which is attached to this proxy statement as Appendix A) (the “Fifth Amended M&A”), to reflect the Share Consolidation, effective upon the Effective Date and to (ii) authorize the Company’s registered office provider to make any necessary filing with the Cayman Registrar in connection with the adoption of the Fifth Amended M&A and authorize the Board to take all further actions and execute all further documents as may be necessary or advisable to carry out the intent of these resolutions.

The Fifth Amended M&A will become effective upon the effectiveness of the Share Consolidation. Filing of the Fifth Amended M&A with the Registrar of Companies of the Cayman Islands in accordance with the Companies Act would follow.

Full Text of the Resolution

“RESOLVED, as a special resolution, subject to the approval of the Share Consolidation, and conditional upon the effectiveness of the Share Consolidation: (i) to amend and restate the Existing M&A by their deletion in their entirety and the substitution in their place with the fifth amended and restated memorandum and articles of association, in the form annexed hereto as Appendix A (the “Fifth Amended M&A”), to reflect the Share Consolidation, effective upon the Effective Date; and (ii) to authorize the Company’s registered office provider to make any necessary filing with the Cayman Registrar in connection with the adoption of the Fifth Amended M&A and authorize the Board to take all further actions and execute all further documents as may be necessary or advisable to carry out the intent of these resolutions.”

Vote Required and Board Recommendation

If a quorum is present, the approval of the Fifth Amended M&A Proposal requires a special resolution under Cayman Islands law and the currently effective memorandum and articles of association of the Company, being the affirmative vote of the holders of two-thirds of votes cast by such members as, being entitled to do so, vote in person (whether physically or by virtual attendance with the use of electronic facilities) or, in the case of any member being an organization, by its duly authorized representative or, where proxies are allowed, by proxy at the Extraordinary Meeting.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” PROPOSAL 2, TO APPROVE THE FIFTH AMENDED M&A PROPOSAL AS DESCRIBED IN THIS PROPOSAL 2.

OTHER MATTERS

We know of no other matters to be submitted to the Extraordinary Meeting. If any other matters properly come before the Extraordinary Meeting, it is the intention of the persons named in the enclosed form of proxy to vote the shares they represent as the Board of Directors may recommend.

By Order of the Board of Directors,

/s/ Qirui Dou
Qirui Dou
Chief Executive Officer
Date: August 25, 2026

Appendix A

THE COMPANIES ACT (REVISED)

OF THE CAYMAN ISLANDS

Yueda Digital Holding

An Exempted Company Limited By shares

FIFTH AMENDED AND RESTATED MEMORANDUM OF ASSOCIATION

(Adopted by special resolution passed at extraordinary general meeting of shareholders of the Company held on [date] (the “EGM”) and become effective upon the Share Consolidation (as defined in the minutes of the EGM))

THE COMPANIES ACT (REVISED)
OF THE CAYMAN ISLANDS
EXEMPTED COMPANY LIMITED BY SHARES

FIFTH AMENDED AND RESTATED

MEMORANDUM OF ASSOCIATION

OF

Yueda Digital Holding

(Adopted by special resolution passed at extraordinary general meeting of shareholders of the Company held on [date] (the “EGM”) and become effective upon the Share Consolidation (as defined in the minutes of the EGM))

1.	The name of the Company is Yueda Digital Holding.

2.	The Registered Office of the Company shall be at the offices of Ascentium (Cayman) Limited, 4th Floor, Harbour Place, 103 South Church Street, P.O. Box 10240, Grand Cayman KY1-1002, Cayman Islands, or at such other place as the Directors may from time to time decide.

3.	The objects for which the Company is established are unrestricted and the Company shall have full power and authority to carry out any object not prohibited by the Companies Act or as the same may be revised from time to time, or any other law of the Cayman Islands.

4.	The liability of each Member is limited to the amount from time to time unpaid on such Member’s shares.

5.	The authorized share capital of the Company is US$40,000,000 divided into 36,000,000,000 class A ordinary shares of a nominal or par value of US$0.001 each and 4,000,000,000 class B ordinary shares of a nominal or par value of US$0.001 each. The Company has the power to redeem or purchase any of its shares and to increase or reduce the said capital subject to the provisions of the Companies Act and the Articles and to issue any part of its capital, whether original, redeemed or increased with or without any preference, priority or special privilege or subject to any postponement of rights or to any conditions or restrictions and so that unless the conditions of issue shall otherwise expressly declare every issue of shares whether declared to be preference or otherwise shall be subject to the powers hereinbefore contained.

6.	The Company has the power to register by way of continuation as a body corporate limited by shares under the laws of any jurisdiction outside the Cayman Islands and to be deregistered in the Cayman Islands.

7.	Capitalized terms that are not defined in this Amended and Restated Memorandum of Association (as may be further amended and restated from time to time) bear the same meaning as those given in the Amended and Restated Articles of Association of the Company (as may be further amended and restated from time to time).

THE COMPANIES ACT (REVISED)

OF THE CAYMAN ISLANDS

Yueda Digital Holding

An Exempted Company Limited By shares

FIFTH AMENDED AND RESTATED ARTICLES OF ASSOCIATION

(Adopted by special resolution passed at extraordinary general meeting of shareholders of the Company held on [date] (the “EGM”) and become effective upon the Share Consolidation (as defined in the minutes of the EGM))

TABLE OF CONTENTS

INTERPRETATION	1
PRELIMINARY	4
SHARE CAPITAL	4
ISSUE OF SHARES	4
REGISTER OF MEMBERS AND SHARE CERTIFICATES	5
TRANSFER OF SHARES	5
REDEMPTION AND PURCHASE OF OWN SHARES	5
VARIATION OF RIGHTS ATTACHING TO SHARES	7
COMMISSION ON SALE OF SHARES	7
NON-RECOGNITION OF TRUSTS	7
LIEN ON SHARES	7
CALLS ON SHARES	8
FORFEITURE OF SHARES	9
REGISTRATION OF EMPOWERING INSTRUMENTS	10
TRANSMISSION OF SHARES	10
ALTERATION OF CAPITAL	10
CLOSING REGISTER OF MEMBERS OR FIXING RECORD DATE	11
GENERAL MEETINGS	11
NOTICE OF GENERAL MEETINGS	12
PROCEEDINGS AT GENERAL MEETINGS	12
VOTES OF MEMBERS	14
CORPORATIONS ACTING BY REPRESENTATIVES AT MEETING	14
CLEARING HOUSES	15
DIRECTORS	15
DIRECTORS’ FEES AND EXPENSES	17
ALTERNATE DIRECTOR	17
POWERS AND DUTIES OF DIRECTORS	17
PROCEEDINGS OF DIRECTORS	19
PRESUMPTION OF ASSENT	21
DIVIDENDS, DISTRIBUTIONS AND RESERVE	21
BOOK OF ACCOUNTS	22
ANNUAL RETURNS AND FILINGS	22
AUDIT	22
THE SEAL	22
OFFICERS	23
CAPITALISATION OF PROFITS	23
NOTICES	24
INFORMATION	25
INDEMNITY	25
FINANCIAL YEAR	26
WINDING UP	26
AMENDMENT OF MEMORANDUM AND ARTICLES OF ASSOCIATION AND NAME OF COMPANY	26
REGISTRATION BY WAY OF CONTINUATION	26

A-i

THE COMPANIES ACT (REVISED)
OF THE CAYMAN ISLANDS
EXEMPTED COMPANY LIMITED BY SHARES

FIFTH AMENDED AND RESTATED

ARTICLES OF ASSOCIATION

OF

Yueda Digital Holding

(Adopted by special resolution passed at extraordinary general meeting of shareholders of the Company held on [date] (the “EGM”) and become effective upon the Share Consolidation (as defined in the minutes of the EGM))

INTERPRETATION

1.	In these Articles, unless otherwise defined, the defined terms shall have the meanings assigned to them as follows:

Articles	these Articles of Association as amended and restated from time to time;

Board	the board of Directors of the Company;

Business Day	a day (excluding Saturdays or Sundays), on which banks in Hong Kong, Beijing and New York are open for general banking purposes throughout their normal business hours;

Class A Ordinary Shares	class A ordinary shares of a nominal or par value of US$0.001 each in the capital of the Company with the rights set out in these Articles;

Class B Ordinary Shares	class B ordinary shares of a nominal or par value of US$0.001 each in the capital of the Company with the rights set out in these Articles;

Commission	Securities and Exchange Commission of the United States of America or any other federal agency for the time being administering the Securities Act;

Companies Act	the Companies Act (Revised) of the Cayman Islands and any statutory amendment or re-enactment thereof. Where any provision of the Companies Act is referred to, the reference is to that provision as amended by any law for the time being in force;

Company	Yueda Digital Holding, a Cayman Islands exempted company limited by shares;

Company’s Website	the website of the Company, the address or domain name of which has been notified to Members;

Designated Stock Exchange	has the meaning ascribed to it in Article 16A of these Articles;

Directors and Board of Directors and Board	the directors of the Company for the time being, or as the case may be, the Directors assembled as a Board or as a committee thereof;

electronic	the meaning given to it in the Electronic Transactions Act (Revised) of the Cayman Islands and any amendment thereto or re-enactments thereof for the time being in force and includes every other law incorporated therewith or substituted therefore;

electronic communication	electronic posting to the Company’s Website, transmission to any number, address or interne website or other electronic delivery methods as otherwise decided and approved by not less than two-thirds of the vote of the Board;

in writing	includes writing, printing, lithograph, photograph, type-writing and every other mode of representing words or figures in a legible and non-transitory form and, only where used in connection with a notice served by the Company on Members or other persons entitled to receive notices hereunder, shall also include a record maintained in an electronic medium which is accessible in visible form so as to be useable for subsequent reference;

Member	a person whose name is entered in the Register of Members as the holder of a share or shares;

Memorandum of Association	the Memorandum of Association of the Company, as amended and re-stated from time to time;

month	calendar month;

Ordinary Resolution	a resolution:

	(a)	passed by a simple majority of votes cast by such Members as, being entitled to do so, vote in person (whether physically or by virtual attendance with the use of electronic facilities) or, in the case of any Member being an organization, by its duly authorized representative or, where proxies are allowed, by proxy at a general meeting of the Company; or

	(b)	approved in writing by all of the Members entitled to vote at a general meeting of the Company in one or more instruments each signed by one or more of the Members and the effective date of the resolution so adopted shall be the date on which the instrument, or the last of such instruments if more than one, is executed;

paid-up	paid up as to the par value and any premium payable in respect of the issue of any shares and includes credited as paid up;

Register of Members	the register to be kept by the Company in accordance with Section 40 of the Companies Act;

Seal	the Common Seal of the Company including any facsimile thereof;

Securities Act	the Securities Act of 1933 of the United States of America, as amended, or any similar federal statute and the rules and regulations of the Commission thereunder, all as the same shall be in effect at the time;

share	any share in the capital of the Company, including the Class A Ordinary Shares, Class B Ordinary Shares and shares of other classes;

signed	includes a signature or representation of a signature affixed by mechanical means or an electronic symbol or process attached to or logically associated with an electronic communication and executed or adopted by a person with the intent to sign the electronic communication;

Special Resolution	a resolution:

	(a)	passed by two-thirds of votes cast by such Members as, being entitled to do so, vote in person (whether physically or by virtual attendance with the use of electronic facilities) or, in the case of any Member being an organization, by its duly authorized representative or, where proxies are allowed, by proxy at a general meeting of the Company of which notice specifying the intention to propose the resolution as a special resolution has been duly given; or

	(b)	approved in writing by all of the Members entitled to vote at a general meeting of the Company in one or more instruments each signed by one or more of the Members and the effective date of the resolution so adopted shall be the date on which the instrument, or the last of such instruments if more than one, is executed;

Statutes	the Companies Act and every other laws and regulations of the Cayman Islands for the time being in force concerning companies and affecting the Company;

year	calendar year.

1.	In these Articles, save where the context requires otherwise:

(a)	words importing the singular number shall include the plural number and vice versa;

(b)	words importing the masculine gender only shall include the feminine gender;

(c)	words importing persons only shall include companies or associations or bodies of persons, whether corporate or not;

(d)	“may” shall be construed as permissive and “shall” shall be construed as imperative;

(e)	a reference to a dollar or dollars (or $) is a reference to dollars of the United States;

(f)	references to a statutory enactment shall include reference to any amendment or re-enactment thereof for the time being in force;

(g)	any phrase introduced by the terms “including”, “include”, “in particular” or any similar expression shall be construed as illustrative and shall not limit the sense of the words preceding those terms; and

(h)	Section 8 of the Electronic Transactions Act (Revised) of the Cayman Islands shall not apply.

2.	Subject to the last two preceding Articles, any words defined in the Companies Act shall, if not inconsistent with the subject or context, bear the same meaning in these Articles.

PRELIMINARY

3.	The business of the Company may be conducted as the Directors see fit.

4.	The registered office of the Company shall be at such address in the Cayman Islands as the Directors shall from time to time determine. The Company may in addition establish and maintain such other offices and places of business and agencies in such places as the Directors may from time to time determine.

SHARE CAPITAL

5.	The authorized share capital of the Company is as set out in Article 5 of the Memorandum of Association. The holders of the Class A Ordinary Shares shall have one vote for each Class A Ordinary Share held at all meetings of Members, except meetings at which only holders of another specified class of shares are entitled to vote separately as a class. The holders of the Class B Ordinary Shares shall have 20 votes for each Class B Ordinary Share held at all meetings of Members, except meetings at which only holders of another specified class of shares are entitled to vote separately as a class.

The Company, insofar as is permitted by law, has the power to redeem or purchase any of its shares and to increase or reduce the said capital subject to the provisions of the Companies Act and these Articles and to issue any part of its capital, whether original, redeemed or increased with or without any preference, priority or special privilege or subject to any postponement of rights or to any conditions or restrictions and so that unless the conditions of issue shall otherwise expressly declare every issue of shares whether declared to be preference or otherwise shall be subject to the powers hereinbefore contained.

The Directors from time to time may, in their absolute discretion and without approval of Members, cause the Company to issue such amounts of shares or other similar securities in one or more series as they deem necessary and appropriate and determine designations, powers, preferences, privileges and other rights, including dividend rights, conversion rights, terms of redemption and liquidation preferences, any or all of which may be greater than the powers and rights associated with the existing classes of shares.

Subject to applicable regulatory requirements, the Directors from time to time may, in their absolute discretion and without approval of Members, cause the Company to issue additional shares without action by the Members to the extent of available authorized but unissued shares.

ISSUE OF SHARES

6.	Subject to the provisions, if any, in the Articles and to any direction that may be given by the Company in a general meeting, the Directors may, in their absolute discretion and without approval of the holders of shares, cause the Company to issue such amounts of shares, grant rights over existing shares or issue other securities in one or more series as they deem necessary and appropriate and determine designations, powers, preferences, privileges and other rights, including dividend rights, conversion rights, terms of redemption and liquidation preferences, any or all of which may be greater than the powers and rights associated with the existing classes of shares, at such times and on such other terms as they think proper. The Company shall not issue shares in bearer form.

REGISTER OF MEMBERS AND SHARE CERTIFICATES

7.	The Company shall maintain a Register of its Members and every person whose name is entered as a Member in the Register of Members shall, without payment, be entitled to a certificate in the form determined by the Directors upon the Member’s written request. All certificates shall specify the share or shares held by that person and the amount paid up thereon, provided that in respect of a share or shares held jointly by several persons the Company shall not be bound to issue more than one certificate, and delivery of a certificate for a share to one of several joint holders shall be sufficient delivery to all. All certificates for shares shall be delivered personally or sent through the post addressed to the member entitled thereto at the Member’s registered address as appearing in the register.

8.	Every share certificate of the Company shall bear legends required under the applicable laws, including the Securities Act.

9.	Any two or more certificates representing shares of any one class held by any Member may at the Member’s request be cancelled and a single new certificate for such shares issued in lieu on payment (if the Directors shall so require) of US$1.00 or such smaller sum as the Directors shall determine.

10.	If a share certificate shall be damaged or defaced or alleged to have been lost, stolen or destroyed, a new certificate representing the same shares may be issued to the relevant member upon request subject to delivery up of the old certificate or (if alleged to have been lost, stolen or destroyed) compliance with such conditions as to evidence and indemnity and the payment of out-of-pocket expenses of the Company in connection with the request as the Directors may think fit.

11.	In the event that shares are held jointly by several persons, any request may be made by any one of the joint holders and if so made shall be binding on all of the joint holders.

TRANSFER OF SHARES

12.	The instrument of transfer of any share shall be in writing and executed by or on behalf of the transferor and shall be accompanied by the certificate of the shares to which it relates and such other evidence as the Directors may reasonably require to show the right of the transferor to make the transfer. The transferor shall be deemed to remain a holder of the share until the name of the transferee is entered in the Register of Members in respect thereof.

13.	All instruments of transfer that shall be registered shall be retained by the Company.

REDEMPTION AND PURCHASE OF OWN SHARES

14.	Subject to the provisions of the Statutes and these Articles, the Company may:

(a)	issue shares on terms that they are to be redeemed or are liable to be redeemed at the option of the Company or the Member on such terms and in such manner as the Directors may, before the issue of such shares, determine;

(b)	purchase its own shares (including any redeemable shares) provided that the Members shall have approved the manner of purchase by ordinary resolution or the manner of purchase shall be in accordance with the following Articles (this authorization is in accordance with section 37(2) of the Companies Act or any modification or re-enactment thereof for the time being in force); and

(c)	make a payment in respect of the redemption or repurchase of its own shares in any manner permitted by the Statutes, including out of capital.

15.	A. Purchase of shares listed on an internationally recognized stock exchange where the Company’s securities are traded (a “Designated Stock Exchange”): the Company is authorised to purchase any share listed on a Designated Stock Exchange in accordance with the following manner of purchase:

(a)	the maximum number of shares that may be repurchased shall be equal to the number of issued and outstanding shares less one share; and

(b)	the repurchase shall be at such time; at such price and on such other terms as determined and agreed by the Directors in their sole discretion provided however that:

(i)	such repurchase transactions shall be in accordance with the relevant code, rules and regulations applicable to the listing of the shares on the Designated Stock Exchange; and

(ii)	at the time of the repurchase, the Company is able to pay is debts as they fall due in the ordinary course of its business.

16.	B. Purchase of shares not listed on a Designated Stock Exchange: the Company is authorized to purchase any shares not listed on a Designated Stock Exchange in accordance with the following manner of purchase:

(a)	the Company shall serve a repurchase notice in a form approved by the Directors on the Member from whom the Shares are to be repurchased at least two business days prior to the date specified in the notice as being the repurchase date;

(b)	the price for the shares being repurchased shall be such price as agreed between the Directors and the applicable Member;

(c)	the date of repurchase shall be the date specified in the repurchase notice; and

(d)	the repurchase shall be on such other terms as specified in the repurchase notice as determined and agreed by the Directors and the applicable Member in their sole discretion.

17.	The redemption or purchase of any share shall not oblige the Company to redeem or purchase any other share other than as may be required pursuant to applicable law and any other contractual obligations of the Company.

18.	The holder of the shares being redeemed or purchased shall be bound to deliver up to the Company as its registered office or such other place as the Directors shall specify, the certificate(s) (if any) thereof for cancellation and thereupon the Company shall pay to him the redemption or purchase monies or consideration in respect thereof.

VARIATION OF RIGHTS ATTACHING TO SHARES

19.	If at any time the share capital is divided into different classes of shares, the rights attaching to any class (unless otherwise provided by the terms of issue of the shares of that class) may, subject to these Articles, be varied or abrogated with the consent in writing of the holders of a majority of the issued shares of that class or with the sanction of a Special Resolution passed at a general meeting of the holders of the shares of that class.

20.	The provisions of these Articles relating to general meetings shall apply to every such general meeting of the holders of one class of shares except that the necessary quorum shall be one person holding or representing by proxy at least one-third of the issued shares of the class and that any holder of shares of the class present in person (whether physically or by virtual attendance with the use of electronic facilities) or by proxy may demand a poll.

21.	Notwithstanding Articles 19 and 20 above, the rights conferred upon the holders of the shares of any class issued with preferred or other rights shall not, unless otherwise expressly provided by the terms of issue of the shares of that class, be deemed to be varied by the creation or issue of further shares ranking in priority to or pari passu therewith. Further, notwithstanding Articles 19 and 20 above, the rights of the holders of Class A Ordinary Shares shall not be deemed varied by the creation or issue of shares with preferred or other rights, which may be effected by the Directors as provided in these Articles without any vote or consent of the holders of Class A Ordinary Shares.

COMMISSION ON SALE OF SHARES

22.	The Company may in so far as the Statutes from time to time permit pay a commission to any person in consideration of his subscribing or agreeing to subscribe whether absolutely or conditionally for any shares of the Company. Such commissions may be satisfied by the payment of cash or the lodgement of fully or partly paid-up shares or partly in one way and partly in the other. The Company may also on any issue of shares pay such brokerage as may be lawful.

NON-RECOGNITION OF TRUSTS

23.	No person shall be recognised by the Company as holding any share upon any trust and the Company shall not be bound by or be compelled in any way to recognise (even when having notice thereof) any equitable, contingent, future, or partial interest in any share, or any interest in any fractional part of a share, or (except only as is otherwise provided by these Articles or the Statutes) any other rights in respect of any share except an absolute right to the entirety thereof in the registered holder.

LIEN ON SHARES

24.	The Company shall have a first and paramount lien and charge on all shares (whether fully paid-up or not) registered in the name of a Member (whether solely or jointly with others) for all debts, liabilities or engagements to or with the Company (whether presently payable or not) by such Member or his estate, either alone or jointly with any other person, whether a Member or not, but the Directors may at any time declare any share to be wholly or in part exempt from the provisions of this Article. The registration of a transfer of any such share shall operate as a waiver of the Company’s lien (if any) thereon. The Company’s lien (if any) on a share shall extend to all dividends or other monies payable in respect thereof.

25.	The Company may sell, in such manner as the Directors think fit, any shares on which the Company has a lien, but no sale shall be made unless some sum in respect of which the lien exists is presently payable nor until the expiration of 14 calendar days after a notice in writing, stating and demanding payment of such part of the amount in respect of which the lien exists as is presently payable, has been given to the registered holder for the time being of the share, or the persons entitled thereto by reason of his death or bankruptcy.

26.	For giving effect to any such sale the Directors may authorise some person to transfer the shares sold to the purchaser thereof. The purchaser shall be registered as the holder of the shares comprised in any such transfer and he shall not be bound to see to the application of the purchase money, nor shall his title to the shares be affected by any irregularity or invalidity in the proceedings in reference to the sale.

27.	The proceeds of the sale shall be received by the Company and applied in payment of such part of the amount in respect of which the lien exists as is presently payable, and the residue shall (subject to a like lien for sums not presently payable as existed upon the shares prior to the sale) be paid to the person entitled to the shares at the date of the sale.

CALLS ON SHARES

28.	The Directors may from time to time make calls upon the Members in respect of any money unpaid on their shares, and each member shall (subject to receiving at least 14 calendar days notice specifying the time or times of payment) pay to the Company at the time or times so specified the amount called on his shares. A call shall be deemed to have been made at the time when the resolution of the Directors authorising such call was passed.

29.	The joint holders of a share shall be jointly and severally liable to pay calls in respect thereof.

30.	If a sum called in respect of a share is not paid before or on the day appointed for payment thereof, the person from whom the sum is due shall pay interest upon the sum at the rate of eight percent per annum from the day appointed for the payment thereof to the time of the actual payment, but the Directors shall be at liberty to waive payment of that interest wholly or in part.

31.	The provisions of these Articles as to the liability of joint holders and as to payment of interest shall apply in the case of non-payment of any sum which, by the terms of issue of a share, becomes payable at a fixed time, whether on account of the amount of the share, or by way of premium, as if the same had become payable by virtue of a call duly made and notified.

32.	The Directors may make arrangements on the issue of shares for a difference between the Members, or the particular shares, in the amount of calls to be paid and in the times of payment.

33.	The Directors may, if they think fit, receive from any member willing to advance the same all or any part of the moneys uncalled and unpaid upon any shares held by him, and upon all or any of the moneys so advanced may (until the same would, but for such advance, become presently payable) pay interest at such rate (not exceeding without the sanction of an Ordinary Resolution, eight percent. per annum) as may be agreed upon between the Member paying the sum in advance and the Directors. No such sum paid in advance of calls shall entitle the member paying such sum to any portion of a dividend declared in respect of any period prior to the date upon which such sum would, but for such payment, become presently payable.

FORFEITURE OF SHARES

34.	If a Member fails to pay any call or instalment of a call on the day appointed for payment thereof, the Directors may, at any time thereafter during such time as any part of such call or instalment remains unpaid, serve a notice on him requiring payment of such much of the call or instalment as is unpaid, together with any interest which may have accrued.

35.	The notice shall name a further day (not earlier than the expiration of 14 calendar days from the date of the notice) on or before which the payment required by the notice is to be made, and shall state that in the event of non-payment at or before the time appointed the shares in respect of which the call was made will be liable to be forfeited.

36.	If the requirements of any such notice as aforesaid are not complied with, any share in respect of which the notice has been given may at any time thereafter, before the payment required by notice has been made, be forfeited by a resolution of the Directors to that effect.

37.	A forfeited share may be sold or otherwise disposed of on such terms and in such manner as the Directors think fit, and at any time before a sale or disposition the forfeiture may be cancelled on such terms as the Directors think fit.

38.	A person whose shares have been forfeited shall cease to be a Member in respect of the forfeited shares, but shall, notwithstanding, remain liable to pay to the Company all moneys which at the date of forfeiture were payable by him to the Company in respect of the shares, but his liability shall cease if and when the Company receives payment in full of the fully paid up amount of the shares.

39.	A statutory declaration in writing that the declarant is a Director of the Company, and that a share in the Company has been duly forfeited on a date stated in the declaration, shall be conclusive evidence of the facts therein stated as against all persons claiming to be entitled to the share. The Company may receive the consideration, if any, given for the share or any sale or disposition thereof and may execute a transfer of the share in favour of the person to whom the share is sold or disposed of and he shall thereupon be registered as the holder of the share, and shall not be bound to see to the application of the purchase money, if any, nor shall his title to the share be affected by any irregularity or invalidity in the proceedings in reference to the forfeiture, sale or disposal of the share.

40.	The provisions of these Articles as to forfeiture shall apply in the case of non-payment of any sum which by the terms of issue of a share becomes due and payable, whether on account of the amount of the share, or by way of premium, as if the same had been payable by virtue of a call duly made and notified.

REGISTRATION OF EMPOWERING INSTRUMENTS

41.	The Company shall be entitled to charge a fee not exceeding one dollar (US$1.00) on the registration of every probate, letters of administration, certificate of death or marriage, power of attorney, notice in lieu of distringas, or other instrument.

TRANSMISSION OF SHARES

42.	The legal personal representative of a deceased sole holder of a share shall be the only person recognised by the Company as having any title to the share. In the case of a share registered in the name of two or more holders, the survivors or survivor, or the legal personal representatives of the deceased survivor, shall be the only person recognised by the Company as having any title to the share.

43.	Any person becoming entitled to a share in consequence of the death or bankruptcy of a Member shall upon such evidence being produced as may from time to time be properly required by the Directors, have the right either to be registered as a member in respect of the share or, instead of being registered himself, to make such transfer of the share as the deceased or bankrupt person could have made. If the person so becoming entitled shall elect to be registered himself as holder he shall deliver or send to the Company a notice in writing signed by him stating that he so elects.

44.	A person becoming entitled to a share by reason of the death or bankruptcy of the holder shall be entitled to the same dividends and other advantages to which he would be entitled if he were the registered holder of the share, except that he shall not, before being registered as a Member in respect of the share, be entitled in respect of it to exercise any right conferred by membership in relation to meetings of the Company, provided however, that the Directors may at any time give notice requiring any such person to elect either to be registered himself or to transfer the share, and if the notice is not complied with within 90 calendar days, the Directors may thereafter withhold payment of all dividends, bonuses or other monies payable in respect of the share until the requirements of the notice have been complied with.

ALTERATION OF CAPITAL

45.	Subject to these Articles, the Company may from time to time by Ordinary Resolution increase the share capital by such sum, to be divided into shares of such classes and amount, as the resolution shall prescribe.

46.	Subject to these Articles, the Company may by Ordinary Resolution:

(a)	consolidate and divide all or any of its share capital into shares of larger amount than its existing shares;

(b)	sub-divide its existing shares, or any of them into shares of a smaller amount provided that in the subdivision the proportion between the amount paid and the amount, if any unpaid on each reduced share shall be the same as it was in case of the share from which the reduced share is derived;

(c)	cancel any shares which, at the date of the passing of the resolution, have not been taken or agreed to be taken by any person and diminish the amount of its share capital by the amount of the shares so cancelled.

47.	The Company may by Special Resolution reduce its share capital and any capital redemption reserve in any manner authorized by law.

48.	All new shares created hereunder shall be subject to the same provisions with reference to the payment of calls, liens, transfer, transmission, forfeiture and otherwise as the shares in the original share capital.

CLOSING REGISTER OF MEMBERS OR FIXING RECORD DATE

49.	For the purpose of determining those Members that are entitled to receive notice of, attend or vote at any meeting of Members or any adjournment thereof, or those Members that are entitled to receive payment of any dividend, or in order to make a determination as to who is a Member for any other purpose, the Directors may provide that the Register of Members shall be closed for transfers for a stated period but not to exceed in any case 30 calendar days. If the Register of Members shall be so closed for the purpose of determining those Members that are entitled to receive notice of, attend or vote at a meeting of Members such register shall be so closed for at least 10 calendar days immediately preceding such meeting and the record date for such determination shall be the date of the closure of the Register of Members.

50.	In lieu of or apart from closing the Register of Members, the Directors may fix in advance a date as the record date for any such determination of those Members that are entitled to receive notice of, attend or vote at a meeting of the Members and for the purpose of determining those Members that are entitled to receive payment of any dividend, the Directors may, at or within 30 calendar days prior to the date of declaration of such dividend fix a subsequent date as the record date of such determination.

51.	If the Register of Members is not so closed and no record date is fixed for the determination of those Members entitled to receive notice of, attend or vote at a meeting of Members or those Members that are entitled to receive payment of a dividend, the date on which notice of the meeting is posted or the date on which the resolution of the Directors declaring such dividend is adopted, as the case may be, shall be the record date for such determination of Members. When a determination of those Members that are entitled to receive notice of, attend or vote at a meeting of Members has been made as provided in this section, such determination shall apply to any adjournment thereof.

GENERAL MEETINGS

52.	All general meetings of the Company other than annual general meetings shall be called extraordinary general meetings.

53.

(a)	The Company may hold an annual general meeting but shall not (unless required by the Companies Act) be obliged to hold an annual general meeting.

(b)	At these meetings the report of the Directors (if any) shall be presented.

54.

(a)	The Directors may call general meetings, and they shall on a Members requisition forthwith proceed to convene an extraordinary general meeting of the Company.

(b)	A Members requisition is a requisition of Members of the Company holding at the date of deposit of the requisition not less than one-third of the share capital of the Company as at that date carries the right of voting at general meetings of the Company.

(c)	The requisition must state the objects of the meeting and must be signed by the requisitionists and deposited at the Registered Office, and may consist of several documents in like form each signed by one or more requisitionists.

(d)	If the Directors do not within 21 calendar days from the date of the deposit of the requisition duly proceed to convene a general meeting to be held within a further 21 calendar days, the requisitionists, or any of them representing more than one half of the total voting rights of all of them, may themselves convene a general meeting, but any meeting so convened shall not be held after the expiration of three months after the expiration of the second said 21 calendar days.

(e)	A general meeting convened as aforesaid by requisitionists shall be convened in the same manner as nearly as possible as that in which general meetings are to be convened by Directors.

NOTICE OF GENERAL MEETINGS

55.	At least five (5) calendar days’ notice shall be given for any general meeting. Every notice shall be exclusive of the day on which it is given or deemed to be given and of the day for which it is given and shall specify (a) the time of the meeting, (b) save for a virtual meeting, the place of the meeting, (c) if the general meeting is to be a hybrid meeting or a virtual meeting, the notice shall include a statement to that effect and with details of the electronic facilities for attendance and participation by electronic means at the meeting or where such details will be made available by the Company prior to the meeting, and (d) the general nature of the business and shall be given in the manner hereinafter mentioned or in such other manner if any as may be prescribed by the Company, provided that a general meeting of the Company shall, whether or not the notice specified in this regulation has been given and whether or not the provisions of Articles regarding general meetings have been complied with, be deemed to have been duly convened if it is so agreed by the Members (or their proxies) having a right to attend and vote at the meeting, together holding not less than fifty (50%) per cent in par value of the shares giving that right.

56.	The accidental omission to give notice of a meeting to or the non-receipt of a notice of a meeting by any Member shall not invalidate the proceedings at any meeting.

PROCEEDINGS AT GENERAL MEETINGS

57.	No business shall be transacted at any general meeting unless a quorum of Members is present at the time when the meeting proceeds to business. Members holding not less than an aggregate of one-tenth of all voting share capital of the Company in issue present in person (whether physically or by virtual attendance with the use of electronic facilities) or by proxy and entitled to vote shall be a quorum for all purposes.

58.	A general meeting may be held as a physical meeting at such place as may be determined by the Directors, or as a virtual meeting where members attend and participate by means of electronic facilities, or as a hybrid meeting which combines a physical meeting at a place with attendance and participation by electronic facilities. The Directors may determine the means of attendance and participation, including the electronic facilities to be used, and shall ensure that members have a reasonable opportunity to participate and vote at the meeting. A member participating in a meeting by electronic facilities shall be deemed to be present at the meeting for all purposes of these Articles.

59.	Without prejudice to the generality of the foregoing, a person may participate at a general meeting by conference telephone or other communications equipment by means of which all the persons participating in the meeting can communicate with each other. Participation by a person in a general meeting in this manner is treated as presence in person at that meeting.

60.	If within half an hour from the time appointed for the meeting a quorum is not present, the meeting, if convened upon the requisition of Members, shall be dissolved. In any other case it shall stand adjourned to the same day in the next week, at the same time and place, and if at the adjourned meeting a quorum is not present within half an hour from the time appointed for the meeting, the meeting shall be dissolved.

61.	The Chairman of the Board of Directors shall preside as chairman at every general meeting of the Company.

62.	If at any meeting the Chairman of the Board of Directors is not present within fifteen minutes after the time appointed for holding the meeting or is unwilling to act as chairman, the Members present shall choose a chairman of the meeting.

63.	The Chairman may with the consent of any meeting at which a quorum is present (and shall if so directed by the meeting) adjourn a meeting from time to time and from place to place, but no business shall be transacted at any adjourned meeting other than the business left unfinished at the meeting from which the adjournment took place. When a meeting is adjourned for 10 calendar days or more, not less than seven Business Days’ notice of the adjourned meeting shall be given as in the case of an original meeting. Save as aforesaid it shall not be necessary to give any notice of an adjournment or of the business to be transacted at an adjourned meeting.

64.	At any general meeting a resolution put to the vote of the meeting shall be decided on a show of hands, unless a poll is (before or on the declaration of the result of the show of hands) demanded by one or more Members present in person (whether physically or by virtual attendance with the use of electronic facilities) or by proxy entitled to vote and who together hold not less than 10 per cent of the paid up voting share capital of the Company, and unless a poll is so demanded, a declaration by the chairman that a resolution has, on a show of hands, been carried, or carried unanimously, or by a particular majority, or lost, and an entry to that effect in the book of the proceedings of the Company, shall be conclusive evidence of the fact, without proof of the number or proportion of the votes recorded in favour of, or against, that resolution.

65.	If a poll is duly demanded it shall be taken in such manner as the chairman directs, and the result of the poll shall be deemed to be the resolution of the meeting at which the poll was demanded. The demand for a poll may be withdrawn.

66.	In the case of an equality of votes, whether on a show of hands or on a poll, the chairman of the meeting at which the show of hands takes place or at which the poll is demanded, shall be entitled to a second or casting vote.

67.	A poll demanded on the election of a chairman or on a question of adjournment shall be taken forthwith. A poll demanded on any other question shall be taken at such time as the chairman of the meeting directs.

VOTES OF MEMBERS

68.	Subject to any rights and restrictions for the time being attached to any class or classes of shares, every Member present in person (whether physically or by virtual attendance with the use of electronic facilities) and every person representing a Member by proxy at a general meeting of the Company shall have one vote for each share registered in his name in the Register of Members.

69.	In the case of joint holders the vote of the senior who tenders a vote whether in person (whether physically or by virtual attendance with the use of electronic facilities) or by proxy shall be accepted to the exclusion of the votes of the joint holders and for this purpose seniority shall be determined by the order in which the names stand in the Register of Members.

70.	A Member of unsound mind, or in respect of whom an order has been made by any court having jurisdiction in lunacy, may vote, whether on a show of hands or on a poll, by his committee, or other person in the nature of a committee appointed by that court, and any such committee or other person, may on a poll, vote by proxy.

71.	No Member shall be entitled to vote at any general meeting unless all calls or other sums presently payable by him in respect of shares in the Company have been paid.

72.	On a poll, votes may be given either personally or by proxy.

73.	The instrument appointing a proxy shall be in writing under the hand of the appointor or of his attorney duly authorized in writing or, if the appointor is a corporation, either under seal or under the hand of an officer or attorney duly authorized. A proxy need not be a Member of the Company.

74.	An instrument appointing a proxy may be in any usual or common form or such other form as the Directors may approve.

75.	The instrument appointing a proxy shall be deemed to confer authority to demand or join in demanding a poll.

76.	A resolution in writing signed by all the Members for the time being entitled to receive notice of and to attend and vote at general meetings (or being corporations by their duly authorized representatives) shall be as valid and effective as if the same had been passed at a general meeting of the Company duly convened and held.

CORPORATIONS ACTING BY REPRESENTATIVES AT MEETING

77.	Any corporation which is a Member or a Director may by resolution of its directors or other governing body authorise such person as it thinks fit to act as its representative at any meeting of the Company or of any class of Members or of the Board of Directors or of a committee of Directors, and the person so authorized shall be entitled to exercise the same powers on behalf of the corporation which he represents as that corporation could exercise if it were an individual Member or Director.

CLEARING HOUSES

78.	If a clearing house (or its nominee) is a Member of the Company it may, by resolution of its directors or other governing body or by power of attorney, authorise such person or persons as it thinks fit to act as its representative or representatives at any general meeting of the Company or at any general meeting of any class of members of the Company provided that, if more than one person is so authorized, the authorisation shall specify the number and class of shares in respect of which each such person is so authorized. A person so authorized pursuant to this provision shall be entitled to exercise the same powers on behalf of the clearing house (or its nominee) which he represents as that clearing house (or its nominee) could exercise if it were an individual member of the Company holding the number and class of shares specified in such authorisation.

DIRECTORS

79.

(a)	The Board shall consist of not less than three (3) Directors, provided that the Company may from time to time by Ordinary Resolution increase or decrease the number of Directors on the Board. Notwithstanding the foregoing, so long as the Class A Ordinary Shares are listed on the Designated Stock Exchange, the Board composition shall comply with applicable marketplace rules of the Designated Stock Exchange, including those relating to Independent Directors (as such term is defined under applicable marketplace rules of the Designated Stock Exchange).

(b)	Each Director shall hold office until the expiration of his term and until his successor shall have been elected and qualified.

(c)	The Board of Directors shall have a Chairman of the Board of Directors (the “Chairman”) elected and appointed by a majority of the Directors then in office. The Directors may also elect a Co-Chairman or a Vice-Chairman of the Board of Directors (the “Co-Chairman”). The Chairman shall preside as chairman at every meeting of the Board of Directors. To the extent the Chairman is not present at a meeting of the Board of Directors, the Co-Chairman, or in his absence, the attending Directors may choose one Director to be the chairman of the meeting. The Chairman’s voting right as to the matters to be decided by the Board of Directors shall be the same as other Directors.

(d)	The Company may by Ordinary Resolution elect any person to be a Director either to fill a casual vacancy on the Board or as an addition to the existing Board.

(e)	The Directors by the affirmative vote of a simple majority of the remaining Directors present and voting at a Board meeting, or the sole remaining Director, shall have the power from time to time and at any time to appoint any person as a Director to fill a casual vacancy on the Board or as an addition to the existing Board, subject to the Company’s compliance with director nomination procedures required under applicable corporate governance rules of the Designated Stock Exchange, as long as the Class A Ordinary Shares are trading on the Designated Stock Exchange.

77A.	The Directors shall be subject to retirement by rotation as follows:

(a)	Any Director who is newly appointed shall serve a term of office which shall expire on the 31st day of July which is not less than one year nor more than two years after the date of such appointment.

(b)	Upon the expiry of each Director’s term of office, he or she shall automatically retire and cease to be a Director, but shall be eligible for re-election by the Board. Any Director who is so re-elected shall serve an additional term which shall expire on 31 July of the year which is 2 years after such re-election. There shall be no limit on the number of times which a Director may be re-elected or the number of additional terms which any such Director may serve.

(c)	Any resolution of the Board to re-elect a Director upon his retirement by rotation pursuant to this Article 77A shall be passed:

(i)	by a majority of the Directors present at a meeting of the Board held at any time during the period of 2 months prior the relevant retirement date (provided always that the retiring Director in question shall not be entitled to vote upon such resolution and shall be excluded for the purposes of determining whether such resolution has been passed by the requisite majority); or

(ii)	by way of a written resolution passed at any time during the period of 2 months prior the relevant retirement date, signed by all of the Directors other than the retiring Director in question (provided that, for the avoidance of doubt, the signature of such retiring Director on such written resolution shall not be necessary for such written resolution to be valid and effective, but shall not invalidate such written resolution).

(d)	For the avoidance of doubt, every Director shall be subject to retirement in accordance with this Article at least once every two years.

80.	Subject to Article 77, a Director may be removed from office by Special Resolution at any time before the expiration of his term notwithstanding anything in these Articles or in any agreement between the Company and such Director (but without prejudice to any claim for damages under such agreement).

81.	A vacancy on the Board created by the removal of a Director under the provisions of Article 78 above may be filled by the election or appointment by Ordinary Resolution at the meeting at which such Director is removed or by the, affirmative vote of a simple majority of the remaining Directors present and voting at a Board meeting.

82.	The Board may, from time to time, and except as required by applicable law or the listing rules of the recognized stock exchange or automated quotation system where the Company’s securities are traded, adopt, institute, amend, modify or revoke the corporate governance policies or initiatives, which shall be intended to set forth the policies of the Company and the Board on various corporate governance related matters as the Board shall determine by resolution from time to time.

83.	A Director shall not be required to hold any shares in the Company by way of qualification. A Director who is not a member of the Company shall nevertheless be entitled to receive notice of and to attend and speak at general meetings of the Company and all classes of shares of the Company.

DIRECTORS’ FEES AND EXPENSES

84.	The Directors may receive such remuneration as the Board may from time to time determine. The Directors may be entitled to be repaid all travelling, hotel and incidental expenses reasonably incurred or expected to be incurred by him in attending meetings of the Board or committees of the Board or general meetings or separate meetings of any class of shares or of debentures of the Company or otherwise in connection with the discharge of his duties as a Director.

85.	Any Director who, by request, goes or resides abroad for any purpose of the Company or who performs services which in the opinion of the Board go beyond the ordinary duties of a Director may be paid such extra remuneration (whether by way of salary, commission, participation in profits or otherwise) as the Board may determine and such extra remuneration shall be in addition to or in substitution for any ordinary remuneration provided for by or pursuant to any other Article.

ALTERNATE DIRECTOR

86.	Any Director may in writing appoint another person to be his alternate to act in his place at any meeting of the Directors at which he is unable to be present. Every such alternate shall be entitled to notice of meetings of the Directors and to attend and vote thereat as a Director when the person appointing him is not personally present and where he is a Director to have a separate vote on behalf of the Director he is representing in addition to his own vote. A Director may at any time in writing revoke the appointment of an alternate appointed by him. Such alternate shall not be an officer of the Company and shall be deemed to be the agent of the Director appointing him.

87.	Any Director may appoint any person, whether or not a Director, to be the proxy of that Director to attend and vote on his behalf, in accordance with instructions given by that Director, or in the absence of such instructions at the discretion of the proxy, at a meeting or meetings of the Directors which that Director is unable to attend personally. The instrument appointing the proxy shall be in writing under the hand of the appointing Director and shall be in any usual or common form or such other form as the Directors may approve, and must be lodged with the chairman of the meeting of the Directors at which such proxy is to be used, or first used, prior to the commencement of the meeting.

POWERS AND DUTIES OF DIRECTORS

88.	Subject to the provisions of the Companies Act, these Articles and to any resolutions made in a general meeting, the business of the Company shall be managed by the Directors, who may pay all expenses incurred in setting up and registering the Company and may exercise all powers of the Company. No resolution made by the Company in a general meeting shall invalidate any prior act of the Directors that would have been valid if that resolution had not been made.

89.	Subject to these Articles, the Directors may from time to time appoint any person, whether or not a director of the Company to hold such office in the Company as the Directors may think necessary for the administration of the Company, including without prejudice to the foregoing generality, the office of the Chief Executive Officer, one or more Vice Presidents, Chief Financial Officer, Manager or Controller, and for such term and at such remuneration (whether by way of salary or commission or participation in profits or partly in one way and partly in another), and with such powers and duties as the Directors may think fit. The Directors may also appoint one or more of their number to the office of Managing Director upon like terms, but any such appointment shall ipso facto determine if any Managing Director ceases from any cause to be a Director, or if the Company by Ordinary Resolution resolves that his tenure of office be terminated.

90.	The Directors may delegate any of their powers to committees consisting of such member or members of their body as they think fit; any committee so formed shall in the exercise of the powers so delegated conform to any regulations that may be imposed on it by the Directors.

91.	The Directors may from time to time and at any time by power of attorney appoint any company, firm or person or body of persons, whether nominated directly or indirectly by the Directors, to be the attorney or attorneys of the Company for such purposes and with such powers, authorities and discretion (not exceeding those vested in or exercisable by the Directors under these Articles) and for such period and subject to such conditions as they may think fit, and any such power of attorney may contain such provisions for the protection and convenience of persons dealing with any such attorney as the Directors may think fit, and may also authorise any such attorney to delegate all or any of the powers, authorities and discretion vested in him.

92.	The Directors may from time to time provide for the management of the affairs of the Company in such manner as they shall think fit and the provisions contained in the following paragraphs shall be without prejudice to the general powers conferred by this paragraph.

93.	The Directors from time to time and at any time may establish any committees, local boards or agencies for managing any of the affairs of the Company and may appoint any persons to be members of such committees or local boards and may appoint any managers or agents of the Company and may fix the remuneration of any of the aforesaid.

94.	The Directors from time to time and at any time may delegate to any such committee, local board, manager or agent any of the powers, authorities and discretions for the time being vested in the Directors and may authorise the members for the time being of any such local board, or any of them to fill up any vacancies therein and to act notwithstanding vacancies and any such appointment or delegation may be made on such terms and subject to such conditions as the Directors may think fit and the Directors may at any time remove any person so appointed and may annul or vary any such delegation, but no person dealing in good faith and without notice of any such annulment or variation shall be affected thereby.

95.	Any such delegates as aforesaid may be authorized by the Directors to subdelegate all or any of the powers, authorities, and discretions for the time being vested to them.

96.	The Directors may exercise all the powers of the Company to borrow money and to mortgage or charge its undertaking, property and uncalled capital or any part thereof, to issue debentures, debenture stock and other securities whenever money is borrowed or as security for any debt, liability or obligation of the Company or of any third party.

DISQUALIFICATION OF DIRECTORS

97.	Subject to Article 77, the office of Director shall be vacated, if the Director:

(a)	becomes bankrupt or makes any arrangement or composition with his creditors;

(b)	is found to be or becomes of unsound mind;

(c)	resigns his office by notice in writing to the Company;

(d)	without special leave of absence from the Board, is absent from meetings of the Board for six consecutive months and the Board resolves that his office be vacated; or

(e)	if he or she shall be removed from office pursuant to these Articles or the Statutes.

PROCEEDINGS OF DIRECTORS

98.	Subject to Article 77, the Directors may meet together (whether within or outside the Cayman Islands) for the dispatch of business, adjourn, and otherwise regulate their meetings and proceedings as they think fit. Questions arising at any meeting of the Directors shall be decided by a majority of votes. In case of an equality of votes the chairman shall not have a second or casting vote. A Director may at any time summon a meeting of the Directors by at least three Business Days’ notice to every other Director and alternate Director.

99.	A Director or Directors may participate in any meeting of the Board of Directors, or of any committee appointed by the Board of Directors of which such Director or Directors are members, by means of telephone or similar communication equipment by way of which all persons participating in such meeting can hear each other and such participation shall be deemed to constitute presence in person at the meeting.

100.	The quorum necessary for the transaction of the business of the Directors may be fixed by the Directors and unless so fixed shall be a majority of the Directors then in office, provided that a Director and his appointed alternate Director shall be considered only one person for this purpose. A meeting of the Directors at which a quorum is present when the meeting proceeds to business shall be competent to exercise all powers and discretions for the time being exercisable by the Directors.

101.	Subject to Article 77, a Director who is in any way, whether directly or indirectly, interested in a contract or proposed contract with the Company shall declare the nature of his interest at a meeting of the Directors. A general notice given to the Directors by any Director to the effect that he is a member of any specified company or firm and is to be regarded as interested in any contract which may thereafter be made with that company or firm shall be deemed a sufficient declaration of interest in regard to any contract so made. A Director may vote in respect of any contract or proposed contract or arrangement notwithstanding that he may be interested therein and if he does so his vote shall be counted and he may be counted in the quorum at any meeting of the Directors at which any such contract or proposed contract or arrangement shall come before the meeting for consideration.

102.	A Director may hold any other office or place of profit under the Company (other than the office of auditor) in conjunction with his office of Director for such period and on such terms (as to remuneration and otherwise) as the Directors may determine and no Director or intending Director shall be disqualified by his office from contracting with the Company either with regard to his tenure of any such other office or place of profit or as vendor, purchaser or otherwise, nor shall any such contract or arrangement entered into by or on behalf of the Company in which any Director is in any way interested, be liable to be avoided, nor shall any Director so contracting or being so interested be liable to account to the Company for any profit realised by any such contract or arrangement by reason of such Director holding that office or of the fiduciary relation thereby established. A Director, notwithstanding his interest, may be counted in the quorum present at any meeting whereat he or any other Director is appointed to hold any such office or place of profit under the Company or whereat the terms of any such appointment are arranged and he may vote on any such appointment or arrangement.

103.	Any Director may act by himself or his firm in a professional capacity for the Company, and he or his firm shall be entitled to remuneration for professional services as if he were not a Director; provided that nothing herein contained shall authorise a Director or his firm to act as auditor to the Company.

104.	The Directors shall cause minutes to be made in books or loose-leaf folders provided for the purpose of recording:

(a)	all appointments of officers made by the Directors;

(b)	the names of the Directors present at each meeting of the Directors and of any committee of the Directors; and

(c)	all resolutions and proceedings at all meetings of the Company, and of the Directors and of committees of Directors.

105.	When the Chairman of a meeting of the Directors signs the minutes of such meeting the same shall be deemed to have been duly held notwithstanding that all the Directors have not actually come together or that there may have been a technical defect in the proceedings.

106.	A resolution signed by all the Directors shall be as valid and effectual as if it had been passed at a meeting of the Directors duly called and constituted. When signed a resolution may consist of several documents each signed by one or more of the Directors.

107.	The continuing Directors may act notwithstanding any vacancy in their body but if and so long as their number is reduced below the number fixed by or pursuant to these Articles as the necessary quorum of Directors, the continuing Directors may act only for the purpose of increasing the number or of summoning a general meeting of the Company but for no other purpose.

108.	The Directors shall elect a chairman of their meetings and determine the period for which he is to hold office but if at any meeting the chairman is not present within fifteen minutes after the time appointed for holding the same, the Directors present may choose one of their number to be chairman of the meeting.

109.	A committee appointed by the Directors may elect a chairman of its meetings. If no such chairman is elected, or if at any meeting the chairman is not present within five minutes after the time appointed for holding the same, the members present may choose one of their number to be chairman of the meeting.

110.	A committee appointed by the Directors may meet and adjourn as it thinks proper. Questions arising at any meeting shall be determined by a majority of votes of the committee members present and in case of an equality of votes the chairman shall have a second or casting vote.

111.	All acts done by any meeting of the Directors or of a committee of Directors, or by any person acting as a Director, shall notwithstanding that it be afterwards discovered that there was some defect in the appointment of any such Director or person acting as aforesaid, or that they or any of them were disqualified, be as valid as if every such person had been duly appointed and was qualified to be a Director.

PRESUMPTION OF ASSENT

112.	A Director of the Company who is present at a meeting of the Board of Directors at which action on any Company matter is taken shall be presumed to have assented to the action taken unless his dissent shall be entered in the Minutes of the meeting or unless he shall file his written dissent from such action with the person acting as the Chairman or Secretary of the meeting before the adjournment thereof or shall forward such dissent by registered post to such person immediately after the adjournment of the meeting. Such right to dissent shall not apply to a Director who voted in favour of such action.

DIVIDENDS, DISTRIBUTIONS AND RESERVE

113.	Subject to any rights and restrictions for the time being attached to any class or classes of shares and these Articles, the Directors may from time to time declare dividends (including interim dividends) and other distributions on shares in issue and authorise payment of the same out of the funds of the Company lawfully available therefor.

114.	Subject to any rights and restrictions for the time being attached to any class or classes of shares and these Articles, the Company by Ordinary Resolution may declare dividends, but no dividend shall exceed the amount recommended by the Directors.

115.	The Directors may, before recommending or declaring any dividend, set aside out of the funds legally available for distribution such sums as they think proper as a reserve or reserves which shall, at the discretion of the Directors be applicable for meeting contingencies, or for equalising dividends or for any other purpose to which those funds be properly applied and pending such application may, at the like discretion, either be employed in the business of the Company or be invested in such investments (other than shares of the Company) as the Directors may from time to time think fit.

116.	Any dividend may be paid by cheque or wire transfer to the registered address of the Member or person entitled thereto, or in the case of joint holders, to any one of such joint holders at his registered address or to such person and such address as the Member or person entitled, or such joint holders as the case may be, may direct. Every such cheque shall be made payable to the order of the person to whom it is sent or to the order of such other person as the Member or person entitled, or such joint holders as the case may be, may direct.

117.	The Directors when paying dividends to the Members in accordance with the foregoing provisions may make such payment either in cash or in specie.

118.	No dividend shall be paid otherwise than out of profits or, subject to the restrictions of the Companies Act, the share premium account.

119.	Subject to the rights of persons, if any, entitled to shares with special rights as to dividends, all dividends shall be declared and paid according to the amounts paid or credited as fully paid on the shares, but if and so long as nothing is paid up on any of the shares in the Company dividends may be declared and paid according to the amounts of the shares. No amount paid on a share in advance of calls shall, while carrying interest, be treated for the purposes of this Article as paid on the share.

120.	If several persons are registered as joint holders of any share, any of them may give effectual receipts for any dividend or other moneys payable on or in respect of the share.

121.	No dividend shall bear interest against the Company.

BOOK OF ACCOUNTS

122.	The books of account relating to the Company’s affairs shall be kept in such manner as may be determined from time to time by the Directors.

123.	The books of account shall be kept at such place or places as the Directors think fit, and shall always be open to the inspection of the Directors.

124.	The Directors shall from time to time determine whether and to what extent and at what times and places and under what conditions or regulations the accounts and books of the Company or any of them shall be open to the inspection of Members not being Directors, and no Member (not being a Director) shall have any right of inspecting any account or book or document of the Company except as conferred by law or authorized by the Directors or by the Company by Ordinary Resolution.

125.	The accounts relating to the Company’s affairs shall be audited in such manner and with such financial year end as may be determined from time to time by the Company by Ordinary Resolution or failing any such determination by the Directors or failing any determination as aforesaid shall not be audited.

ANNUAL RETURNS AND FILINGS

126.	The Board shall make the requisite annual returns and any other requisite filings in accordance with the Companies Act.

AUDIT

127.	The Directors may appoint an Auditor of the Company who shall hold office until removed from office by a resolution of the Directors and may fix his or their remuneration.

128.	Every Auditor of the Company shall have a right of access at all times to the books and accounts and vouchers of the Company and shall be entitled to require from the Directors and Officers of the Company such information and explanation as may be necessary for the performance of the duties of the auditors.

129.	Auditors shall, if so required by the Directors, make a report on the accounts of the Company during their tenure of office at the next annual general meeting following their appointment in the case of a company which is registered with the Registrar of Companies as an ordinary company, and at the next special meeting following their appointment in the case of a company which is registered with the Registrar of Companies as an exempted company, and at any time during their term of office, upon request of the Directors or any general meeting of the Members.

THE SEAL

130.	The Seal of the Company shall not be affixed to any instrument except by the authority of a resolution of the Board of Directors provided always that such authority may be given prior to or after the affixing of the Seal and if given after may be in general form confirming a number of affixings of the Seal. The Seal shall be affixed in the presence of any one or more persons as the Directors may appoint for the purpose and every person as aforesaid shall sign every instrument to which the Seal of the Company is so affixed in their presence.

131.	The Company may maintain a facsimile of its Seal in such countries or places as the Directors may appoint and such facsimile Seal shall not be affixed to any instrument except by the authority of a resolution of the Board of Directors provided always that such authority may be given prior to or after the affixing of such facsimile Seal and if given after may be in general form confirming a number of affixings of such facsimile Seal. The facsimile Seal shall be affixed in the presence of such person or persons as the Directors shall for this purpose appoint and such person or persons as aforesaid shall sign every instrument to which the facsimile Seal of the Company is so affixed in their presence of and the instrument signed by a Director or the Secretary (or an Assistant Secretary) of the Company or in the presence of any one or more persons as the Directors may appoint for the purpose.

132.	Notwithstanding the foregoing, a Director shall have the authority to affix the Seal, or the facsimile Seal, to any instrument for the purposes of attesting authenticity of the matter contained therein but which does not create any obligation binding on the Company.

OFFICERS

133.	Subject to Article 87, the Company may have a Chief Executive Officer, Chief Operating Officer and Chief Financial Officer, Chief Strategy Officer, President, one or more Vice Presidents, Manager or Controller, appointed by the Directors. The Directors may also from time to time appoint such other officers as they consider necessary, all for such terms, at such remuneration and to perform such duties, and subject to such provisions as to disqualification and removal as the Directors from time to time subscribe.

CAPITALISATION OF PROFITS

134.	Subject to the Statutes and these Articles, the Board may, with the authority of an Ordinary Resolution:

(a)	resolve to capitalise an amount standing to the credit of reserves (including a share premium account, capital redemption reserve and profit and loss account), whether or not available for distribution;

(b)	appropriate the sum resolved to be capitalised to the Members in proportion to the nominal amount of shares (whether or not fully paid) held by them respectively and apply that sum on their behalf in or towards:

(i)	paying up the amounts (if any) for the time being unpaid on shares held by them respectively; or

(ii)	paying up in full unissued shares or debentures of a nominal amount equal to that sum,

and allot the shares or debentures, credited as fully paid, to the Members (or as they may direct) in those proportions, or partly in one way and partly in the other, but the share premium account, the capital redemption reserved and profits which are not available for distribution may, for the purposes of this Article, only be applied in paying up unissued shares to be allotted to Members credited as fully paid;

(c)	make any arrangements it thinks fit to resolve a difficulty arising in the distribution of a capitalised reserve and in particular, without limitation, where shares or debentures become distributable in fractions the Board may deal with the fractions as it thinks fit;

(d)	authorise a person to enter (on behalf of all the Members concerned) an agreement with the Company providing for either:

(i)	the allotment to the Members respectively, credited as fully paid, of shares or debentures to which they may be entitled on the capitalisation, or

(ii)	the payment by the Company on behalf of the Members (by the application of their respective operations of the reserves resolved to be capitalised) of the amounts or part of the amounts remaining unpaid on their existing shares, an agreement made under the authority being effective and binding on all those Members; and

(e)	generally do all acts and things required to give effect to the resolution.

NOTICES

135.	Except as otherwise provided in these Articles, any notice or document may be served by the Company or by the person entitled to give notice to any Member either personally, by facsimile or by sending it through the post in a prepaid letter or via a recognised courier service, fees prepaid, addressed to the Member at his address as appearing in the Register of Members or, to the extent permitted by all applicable laws and regulations, by electronic means by transmitting it to any electronic number or address or website supplied by the member to the Company or by placing it on the Company’s Website. In the case of joint holders of a share, all notices shall be given to that one of the joint holders whose name stands first in the Register of Members in respect of the joint holding, and notice so given shall be sufficient notice to all the joint holders.

136.	Notices posted to addresses outside the Cayman Islands shall be forwarded by prepaid airmail.

137.	Any Member present, either personally or by proxy, at any meeting of the Company shall for all purposes be deemed to have received due notice of such meeting and, where requisite, of the purposes for which such meeting was convened.

138.	Any notice or other document, if served by (a) post, shall be deemed to have been served five calendar days after the time when the letter containing the same is posted and if served by courier, shall be deemed to have been served five calendar days after the time when the letter containing the same is delivered to the courier (in proving such service it shall be sufficient to prove that the letter containing the notice or document was properly addressed and duly posted or delivered to the courier), or (b) facsimile, shall be deemed to have been served upon confirmation of receipt, or (c) recognised delivery service, shall be deemed to have been served 48 hours after the time when the letter containing the same is delivered to the courier service and in proving such service it shall be sufficient to provide that the letter containing the notice or documents was properly addressed and duly posted or delivered to the courier, or (d) electronic means as provided herein shall be deemed to have been served and delivered on the day following that on which it is successfully transmitted or at such later time as may be prescribed by any applicable laws or regulations.

139.	Any notice or document delivered or sent to any Member in accordance with the terms of these Articles shall notwithstanding that such Member be then dead or bankrupt, and whether or not the Company has notice of his death or bankruptcy, be deemed to have been duly served in respect of any share registered in the name of such Member as sole or joint holder, unless his name shall at the time of the service of the notice or document, have been removed from the Register of Members as the holder of the share, and such service shall for all purposes be deemed a sufficient service of such notice or document on all persons interested (whether jointly with or as claiming through or under him) in the share.

140.	Notice of every general meeting shall be given to:

(a)	all Members who have supplied to the Company an address for the giving of notices to them;

(b)	every person entitled to a share in consequence of the death or bankruptcy of a Member, who but for his death or bankruptcy would be entitled to receive notice of the meeting; and

(c)	each Director and Alternate Director.

No other person shall be entitled to receive notices of general meetings.

INFORMATION

141.	No Member shall be entitled to require discovery of any information in respect of any detail of the Company’s trading or any information which is or may be in the nature of a trade secret or secret process which may relate to the conduct of the business of the Company and which in the opinion of the Board would not be in the interests of the Members of the Company to communicate to the public.

142.	The Board shall be entitled to release or disclose any information in its possession, custody or control regarding the Company or its affairs to any of its members including, without limitation, information contained in the Register of Members and transfer books of the Company.

INDEMNITY

143.	Every Director (including for the purposes of this Article any Alternate Director appointed pursuant to the provisions of these Articles) and officer of the Company for the time being and from time to time shall be indemnified and secured harmless out of the assets and funds of the Company against all actions, proceedings, costs, charges, expenses, losses, damages or liabilities incurred or sustained by him in connection with the execution or discharge of his duties, powers, authorities or discretions as a Director or officer of the Company, including without prejudice to the generality of the foregoing, any costs, expenses, losses or liabilities incurred by him in defending (whether successfully or otherwise) any civil proceedings concerning the Company or its affairs in any court whether in the Cayman Islands or elsewhere.

144.	No such Director or officer of the Company shall be liable to the Company for any loss or damage unless such liability arises through the willful neglect or default of such Director or officer.

FINANCIAL YEAR

145.	Unless the Directors otherwise prescribe, the financial year of the Company shall end on December 31st in each year and shall begin on January 1st in each year.

WINDING UP

146.	Subject to these Articles, if the Company shall be wound up the liquidator may, with the sanction of an Ordinary Resolution of the Company divide amongst the Members in specie or kind the whole or any part of the assets of the Company (whether they shall consist of property of the same kind or not) and may, for such purpose set such value as he deems fair upon any property to be divided as aforesaid and may determine how such division shall be carried out as between the Members or different classes of Members. The liquidator may, with the like sanction, vest the whole or any part of such assets in trustees upon such trusts for the benefit of the contributories as the liquidator, with the like sanction shall think fit, but so that no Member shall be compelled to accept any shares or other securities whereon there is any liability.

AMENDMENT OF MEMORANDUM AND ARTICLES OF ASSOCIATION AND
NAME OF COMPANY

147.	Subject to the Companies Act and these Articles, the Company may at any time and from time to time by Special Resolution alter or amend these Articles or the Memorandum of Association of the Company, in whole or in part, or change the name of the Company.

REGISTRATION BY WAY OF CONTINUATION

148.	Subject to these Articles, the Company may by Special Resolution resolve to be registered by way of continuation in a jurisdiction outside the Cayman Islands or such other jurisdiction in which it is for the time being incorporated, registered or existing. In furtherance of a resolution adopted pursuant to this Article, the Directors may cause an application to be made to the Registrar of Companies to deregister the Company in the Cayman Islands or such other jurisdiction in which it is for the time being incorporated, registered or existing and may cause all such further steps as they consider appropriate to be taken to effect the transfer by way of continuation of the Company.